

06014919

RECEIVED
2006 JUL -6 P 2:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Tsingtao Beer Building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

June 30, 2006

The Office of International Corporate Finance
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-8571-3831; facsimile: 86-532-8571-3240).

Very truly yours,

孙晓航

Xiaohang SUN

(Enclosure)

cc: Lu Yuan / Ruixiang Zhang
(Tsingtao Brewery)
Chun Wei / Da-Wai Hu / Jun Zheng
(Sullivan & Cromwell LLP)

dlw 7/10

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

June 30, 2006

A. Announcement of the Resolutions Passed at the 2005 Annual General Meeting.



TSINGTAO BREWERY COMPANY LIMITED

(A Sino-foreign joint stock limited company established in the People's Republic of China)

(Stock Code: 168)

ANNOUNCEMENT OF THE RESOLUTIONS PASSED AT THE 2005 ANNUAL GENERAL MEETING

Tsingtao Brewery Company Limited (the "Company") convened its 2005 annual general meeting (the "AGM") on 29 June 2006 at the Conference Hall, Tsingtao Brewery Scientific Research Centre, 195 Hong Kong Dong Road, Qingdao with attendance of 17 shareholders and proxies representing 1,114,334,337 shares with voting rights, which accounted for 85.17% of the Company's total shares with voting rights. The AGM was conducted in accordance with the Articles of Association of the Company. The following resolutions were considered and passed by registered voting at the AGM :

I. The following resolutions were passed as ordinary resolutions:

1. To approve the work report of the Board of Directors of the Company for 2005.

   Affirmative votes represent 954,393,695 shares, accounting for 100% of the total effective votes.

2. To approve the work report of the Supervisory Committee of the Company for 2005.

   Affirmative votes represent 954,393,695 shares, accounting for 100% of the total effective votes.

3. To approve the audited financial statements of the Company for 2005.

   Affirmative votes represent 913,702,897 shares, accounting for 100% of the total effective votes.

4. To approve the proposal for profit distribution (including dividend allocation) of the Company for 2005: on the basis of the existing share capital of the Company, the cash dividend per share attributable to the shareholders for the year 2005 amounted to RMB0.16 (A shares: before tax).

   Affirmative votes represent 956,475,700 shares, accounting for 100% of the total effective votes.

5. To approve the re-appointment of PricewaterhouseCoopers Zhongtian Certified Public Accountants Limited as the Company's domestic auditors and PricewaterhouseCoopers, Hong Kong as the Company's international auditors for 2006, and to authorize the Board of Directors to fix their remunerations.

   Affirmative votes represent 956,475,700 shares, accounting for 100% of the total effective votes.

6. To approve the proposal for increasing the remuneration of the independent directors and external supervisors of the Company. The annual remuneration of the independent directors and external supervisors increases from RMB50,000 and RMB30,000 to RMB80,000 and RMB40,000 (both before tax) respectively.

   Affirmative votes represent 956,475,700 shares, accounting for 100% of the total effective votes.

7. To approve the proposal for purchasing indemnity insurance for the directors, supervisors and senior management officers of the Company, and to authorize the Board of Directors to do all such things as necessary in respect of such purchase, including choosing and deciding the insurance institution, confirming the terms of insurance, etc..

   Affirmative votes represent 956,475,700 shares, accounting for 100% of the total effective votes.

II. The following resolution was passed as a special resolution.

To approve the proposed amendments to the Articles of Association of Tsingtao Brewery Company Limited and the addenda (including the Order of Meeting for Shareholders' General Meeting, the Order of Meeting for the Board of Directors and the Order of Meeting for the Supervisory Committee), and to authorize the Board of Directors to modify the wordings as appropriate and to do all such things as necessary in respect of the amendments to the Articles of Association and the addenda pursuant to the requirements (if any) of the relevant PRC authorities and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Affirmative votes represent 956,475,700 shares, accounting for 100% of the total effective votes.

Furthermore, the dividend payment for the year 2005 was explained as follows:

1. In accordance with the Articles of Association of the Company, dividend paid to shareholders by the Company is to be denominated in RMB, while A-share and H-share dividends are to be paid respectively in RMB and Hong Kong Dollars. The conversion formula is :

$$\text{Price of dividend as converted} = \frac{\text{Dividend in RMB}}{\text{average of the median prices of each foreign currency to RMB published by the State Administration for Foreign Exchange (the “SAFE”) in a week prior to the date of announcement of dividend}}$$

   With respect to this dividend payment, the average of the Median prices of each foreign currency to RMB published by the SAFE in a week prior to 29 June 2006, the date of announcement of dividend, was HK$1.00 to RMB1.030, therefore, the dividend distributable to holders of H shares of the Company is HK$0.155 per share.

2. In accordance with the Company's Articles of Association, the Company has appointed Bank of China (Hong Kong) Trustees Limited as its receiving agent for holders of H shares. Cheques of H share dividend will be issued by the receiving agent, and dispatched to all holders of H shares by ordinary mail before 29 July 2006.

Under the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, Daniel C M Lo & Co in Hong Kong was appointed as the scrutineer for the vote-taking at the AGM. A representative from Haiwen & Partners in Beijing attended the AGM and issued the Legal Opinions to confirm that the convention, convening procedures, qualifications of attendants and voting procedures of the AGM were in compliance with the relevant laws and the Company's Articles of Association, and the voting results of the AGM were valid.

By Order of Board of Directors
YUAN LU
Company Secretary

Qingdao, the PRC
29 June 2006

Directors of the Company as at the date hereof:

Executive Directors: Mr Li Guirong (Chairman), Mr Jin Zhiguo (Vice Chairman), Mr Sun Mingbo, Mr Liu Yingdi and Mr Sun Yuguo;

Non-executive Directors: Mr Stephen J. Burrows (Vice Chairman) and Mr Mark F. Schumm;

Independent Directors: Mr Chu Zhengang, Mr Fu Yang, Ms Li Yan and Mr Poon Chiu Kwok